

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

Mail Stop 7010

August 1, 2008

By U.S. Mail and Facsimile

Mr. Frank P. Vaughan
Chief Financial Officer
Cronos Capital Corporation
One Front Street, Suite 925
San Francisco, CA 94111

> **Re:** **Cronos Global Income Fund XIV, L.P. (File No. 000-23158)**
> **Form 10-K for the Fiscal Year Ended December 31, 2007**
> **Form 10-Q for the Fiscal Quarter Ended March 31, 2008**
>
> **Cronos Global Income Fund XV, L.P. (File No. 000-23886)**
> **Form 10-K for the Fiscal Year Ended December 31, 2007**
> **Form 10-Q for the Fiscal Quarter Ended March 31, 2008**
>
> **Cronos Global Income Fund XVI, L.P. (File No. 000-27496)**
> **Form 10-K for the Fiscal Year Ended December 31, 2007**
> **Form 10-Q for the Fiscal Quarter Ended March 31, 2008**

Dear Mr. Vaughan:

We have completed our review of your Form 10-K's and related filings and have no further comments at this time.

If you have any further questions regarding our review of your filings, please direct them to Dale Welcome, Staff Accountant, at (202) 551-3865, or, in his absence, to the undersigned at (202) 551-3768.

Sincerely,

John Cash
Accounting Branch Chief